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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. _____)*


                                 NCT GROUP INC
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                                (Name of Issuer)


                                 COMMON SHARES
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                         (Title of Class of Securities)


                                   655279107
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                                 (CUSIP Number)


     PAUL M. PUGH  #3140, 9515 107 STREET EDMONTON, ALBERTA CANADA T5K 2C3
                                 (780) 427-6468
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               SEPTEMBER 12, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
       IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                     A CURRENTLY VALID OMB CONTROL NUMBER.
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CUSIP No. 65579107

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1.   NAMES OF REPORTING PERSONS.
     Her Majesty the Queen in Right of Alberta as represented by the Provincial Treasurer

     IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

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2.   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
     Not Applicable
                                                                        (A)  [ ]
                                                                        (B)  [ ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)
     OO
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)
     Not Applicable                                                          [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Alberta, CANADA
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                   7.   SOLE VOTING POWER
                        2,550,000
   NUMBER OF       -------------------------------------------------------------
     SHARES        8.   SHARED VOTING POWER
  BENEFICIALLY          -0-
   OWNED BY        -------------------------------------------------------------
 EACH REPORTING    9.   SOLE DISPOSITIVE POWER
  PERSON WITH           2,550,000
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        -0-
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,550,000
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)
     Not Applicable
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .01%
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14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     EP
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INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed -- i.e., each person required to sign the schedule itself -- each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13d" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) {unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)}.

(3)  The 3rd row is for SEC internal use; please leave blank.


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(4)  Classify the source of funds or other considerations used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

     Category of sources                                           Symbol
     -------------------                                           ------
     Subject Company (Company whose securities are
       being required)                                               SC
     Bank                                                            BK
     Affiliate (of reporting person)                                 AF
     Working Capital (of reporting person)                           WC
     Personal Funds (of reporting person)                            PF
     Other                                                           OO

(5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6) Citizenship or Place of Organization -- Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.

(7)-(11), (13) Aggregate Amount Beneficially Owned by Each Reporting Person, etc. -- Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13D-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(14) Type of Reporting Person -- Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

     Category                                                     Symbol
     --------                                                    --------
     Broker-Dealer                                                  BD
     Bank                                                           BK
     Insurance Company                                              IC
     Investment Company                                             IV
     Investment Adviser                                             IA
     Employee Benefit Plan, Pension Fund, or Endowment Fund         EP
     Parent Holding Company                                         HC
     Corporation                                                    CO
     Partnership                                                    PN
     Individual                                                     IN
     Other                                                          OO

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Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).


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              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

     Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

     Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

     Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

     Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

A. The item number and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

ITEM 1.  SECURITY

     This Statement relates to the Common Stock, $.0001 par value (the "Shares"), of NCT Group (the "Company"). The Company's principal executive office is located at 20 Ketchum Street Westport CT 06880 USA.


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ITEM 2.   IDENTITY AND BACKGROUND

     (a) This Schedule 13D is filed on behalf of Her Majesty the Queen in Right of Alberta as represented by the Provincial Treasurer.

     (b) The business address of the Reporting Person is #340, 9515 107 Street Edmonton, Alberta CANADA T5K 2C3.

     (c) The present principal occupation of the Reporting Person is an Employee Benefit Plan.

     (d) The Reporting Person has not been convicted in a criminal proceeding during the last five years.

     (e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: Alberta CANADA.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition. Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION

     This statement is being filed to report that the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Her Majesty the Queen in Right of Alberta owns 2,550,000 shares of common stock. These Shares represent approximately 0.01% of the 275,000,000 Shares that the Reporting Person believes to be outstanding.

     (b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the shares.

     (c) The Reporting Person has not effected any transaction in the class of securities reported on during the past 60 days.

     (d)  Not applicable.

     (e) The reporting person ceased to be the beneficial owner of more than five percent of the class of securities between July 1, 1999 and September 30, 1999.

          Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not Applicable

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

     Not Applicable


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Date: September 12, 2000

                                          /s/ Paul M. Pugh
                                          --------------------------------------
                                          Paul M. Pugh, Chief Investment Officer


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)